UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

Commission File Number: 001-15152

SYNGENTA AG

(Translation of registrant’s name into English)

Schwarzwaldallee 215

4058 Basel

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Re:	SYNGENTA AG

Disclosure:	“Syngenta receives approval for breakthrough fungicide ADEPIDYN™ in Argentina”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel: +41 61 323 2323 Fax: +41 61 323 2424 www.syngenta.com	Media contacts: Leandro Conti Switzerland +41 61 323 2323 Paul Minehart USA +1 202 737 8913	Analyst/Investor contacts: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521

Basel, Switzerland, November 15, 2016

Syngenta receives approval for breakthrough fungicide ADEPIDYN™ in Argentina

•	First registration of a product based on ADEPIDYN™

•	Global peak sales potential estimated at more than $750 million

•	ADEPIDYN™ based products to be marketed under the MIRAVIS™ brand

Syngenta announced today that MIRAVIS™ Duo, a combination of ADEPIDYN™ and difenoconazole, has been approved by SENASA (regulatory authority in Argentina), for use on soybean for late cycle diseases. This is the first registration for a product based on ADEPIDYN™, a new fungicide belonging to the carboxamide chemical class.

ADEPIDYN™ provides a step change in leaf spot disease management and delivers excellent control of powdery mildew. It is highly effective on difficult-to-control diseases such as Fusarium head blight and moulds which cause severe damage to the crop. Syngenta is currently developing several ADEPIDYN™ based products to address various disease management challenges in soybean, wheat, corn, canola, vegetables and specialty crops around the world.

Jon Parr, President Global Crop Protection, Syngenta, said “MIRAVIS™ Duo builds on our strong fungicide heritage including ELATUS™ and AMISTAR® Technology. By continuing to deliver industry-leading innovation to growers, we are strengthening our global leadership in fungicides.”

First sales of MIRAVIS™ Duo are expected in the 2016/2017 soybean season in Argentina. Regulatory approvals are pending in several other markets.

About Syngenta

Syngenta is a leading agriculture company helping to improve global food security by enabling millions of farmers to make better use of available resources. Through world class science and innovative crop solutions, our 28,000 people in over 90 countries are working to transform how crops are grown. We are committed to rescuing land from degradation, enhancing biodiversity and revitalizing rural communities. To learn more visit www.syngenta.com and www.goodgrowthplan.com. Follow us on Twitter® at www.twitter.com/Syngenta.

Syngenta – November 15, 2016 / Page 1 of 2

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – November 15, 2016 / Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	November 15, 2016	By:	/s/ Dr. Tobias Meili
			Name:	Dr. Tobias Meili
			Title:	Head Corporate Legal Affairs

		By:	/s/ Markus Widmer
			Name:	Markus Widmer
			Title:	Legal Counsel